FORM 3
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEIFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
   	Drew, Ernest H.
   	425 Corporate Circle
   	Golden, CO  80401

2.  Date of Event Requiring Statement (Month/Day/Year)

    July 23, 1999

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4. 	Issuer Name and Ticker or Trading Symbol

   	Unique Mobility, Inc.  (UQM)

5. 	Relationship of Reporting Person to Issuer

   	Director

6.  If Amendment, Date of Original (Month/Day/Year)

    N/A

7.  Individual or Joint/Group Filing (Check applicable line)

    Form filed by One Reporting Person

TABLE I-Non-Derivative Securities Beneficially Owned

1. 	Title of Security (Instr. 4)

   	Line 1 - Common Stock
   	Line 2 - Common Stock

2. 	Amount of Securities Beneficially Owned (Inst. 4)

   	Line 1 - 154,500 Shares
   	Line 2 - 131,100 Shares

3.  Ownership Form:  Direct (D) or Indirect (I)    (Instr. 5)

   	Line 1 - Direct
   	Line 2 - Indirect

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Line 1- N/A
    Line 2 - Retirement Accounts for the Benefit of Ernest H. Drew, Common
             Stock held individually by Katy E. Drew, wife of Mr. Drew and Common Stock held by Katy E. Drew, wife of Mr. Drew, as custodian for Kevin Drew, son of Mr. Drew.


TABLE II-Derivative Securities Beneficially Owned (e.g., Puts, Calls,
         Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 4)

   	Line 1 - Warrant

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable: April 8, 1998 	Expiration Date:  April 7, 2000

3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

    Line 1 - Title:  Common Stock			Amount or Number of Shares:  40,000 shares

4.  Conversion or Exercise Price of Derivative Security

    Line 1 - $8.00 per share

5.  Ownership Form of Derivative Security Direct (D) or Indirect (I)  (Instr. 5)

    Line 1 - Direct

6. 	Nature of Indirect Beneficial Ownership  (Instr. 5)

   	N/A

Explanation of Responses:  Mr. Drew disclaims beneficial ownership of the common stock held by Katy E. Drew, individually, and the shares held by Katy E. Drew, as custodian for Kevin Drew.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/ Ernest H. Drew		                             		July 28, 1999
**Signature of Reporting Person                       Date